Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 17, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON DISCOVERS HIGH GRADE CONTACT REPLACEMENT STYLE MINERALIZATION
IN JOSEFINA ZONE, CORDERO PROJECT MEXICO,
50 METRES GRADING 97 G/T SILVER, 0.30G/T GOLD, 3.2% ZINC & 1.6% LEAD

Levon Resources Ltd ( “ Levon” TSX.V Symbol LVN ) is pleased to announce additional assays from the ongoing Phase III exploration and drill program currently underway at the Company's 51% owned Cordero silver, gold, zinc and lead project located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.  Drill results are highlighted by the discovery of high grade contact replacement-style mineralization in the Josefina Zone in hole C11-105 where a 50 metre interval returned 97.2 g/t silver, 0.30 g/t gold, 3.2% zinc and 1.6% lead. In addition, drilling at the north end of the Porphyry Zone, continues to expand and highlight the potential of this new area of mineralization demonstrated by drill hole C11-102 which returned 122 metres grading 22.9 g/t silver, 0.90 % zinc and 0.40 % lead

Drill results presented herein are from a variety of targets on the large Cordero property and include holes designed as initial tests of distal targets (Molina de Viento, Dos Mils Diez), three holes along the eastern perimeter of the Pozo de Plata Zone, five holes from the large Porphyry Zone target and two holes from the Josefina Zone located between the Pozo de Plata and the Porphyry Zones.

Tables 1a to 1d summarize the results. Silver equivalent definitions are presented at the end of this release. Table 2 summarizes the drill hole locations and Figure 1 illustrates the drill hole locations.

Josefina Mine Zone

The Josefina Mine Zone (Josefina) is located east of the Pozo de Plata Diatreme discovery and extends for 800 metres northeast towards the Porphyry zone.  The Josefina has been tested by a number of holes that include strong results from previously reported holes C10-23 and C10-32 (Levon news release of May 13, 2010).  Hole C11-105 was collared 100 metres northeast of hole C10-32 and was drilled to the north at -60 degrees.  The drill hole encountered numerous well mineralized intervals with the most significant being a high grade intercept of over 50 metres of mineralized diatreme breccia cutting hornfels limestone grading 97.2 g/t silver, 0.30 g/t gold, 3.2% zinc and 1.63% lead beginning at 314 metres depth.

Table 1a:  Josefina Zone Drill Results

HoleID	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)*
C11-98	120	130	10	11.4	0.310	0.48	0.19	32.97
C11-105	8	28	20	26.1	0.160	0.11	0.09	33.01
C11-105	86	94	8	51.7	0.035	3.25	0.96	176.71
C11-105	118	126	8	29.7	0.033	0.56	0.49	62.42
C11-105	226	246	20	31.9	0.104	0.90	0.53	80.33
C11-105	270	278	8	17.4	0.050	1.28	0.20	63.91
C11-105	314	364	50	97.2	0.298	3.24	1.63	259.87

Pozo de Plata Diatreme Zone

Three holes were drilled to define the eastern limits of the Pozo de Plata Diatreme Zone (“Pozo”).  All three holes encountered intervals of mineralization including a 6 metre high grade section in hole C11-103 starting at 244 metres depth.  The Pozo  appears to be limited to the east; however these results may represent a low grade interval between two higher grade lobes that define the Pozo de Plata deposit and the  Josefina  to the east. The Pozo  remains open to the south and southwest where additional drilling is ongoing with results pending.

Table 1b:  Pozo de Plata Zone Drill Results

HoleID	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)*
C11-103	198	212	14	41.6	0.037	1.34	0.99	112.40
C11-103	262	270	8	25.4	0.015	1.13	0.50	73.97
C11-103	344	350	6	244.4	0.470	4.72	2.91	470.09
C11-108	304	310	6	46.6	0.480	0.97	0.35	88.11
C11-108	360	370	10	4.5	0.007	1.65	0.07	54.99
C11-109	16	46	30	7.5	0.014	0.86	0.04	34.76
C11-109	148	184	36	42.0	0.171	0.52	0.56	84.95
C11-109	196	206	10	18.7	0.089	0.35	0.15	38.99
C11-109	274	288	14	8.6	0.240	1.15	0.29	52.38

Porphyry Zone

The Porphyry Zone is located 1,000 metres east of the Pozo de Plata Diatreme Zone and comprises a number of mineralized centres over a large area of 1,200 metres by 800 metres.  Reported current holes at the north end of the Porphyry zone in holes C11-102, C11-97 and C11-92 have returned several long intervals of mineralization including an interval in hole C11-102 of 122 metres grading 22.9 gpT Ag, 0.90 % Zn and 0.40 % Pb.  These values are consistent with previously drilled holes in the Porphyry zone including holes C10-41, C10-87, C10-72 and cover an area of 300 metres by 270 metres that remains open to expansion.

Table 1c:  Porphyry Zone Drill Results

HoleID	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)*
C10-90	84	108	24	25.9	0.057	0.27	0.25	44.82
C10-90	124	136	12	21.2	0.390	0.17	0.14	32.80
C10-90	166	212	46	29.6	0.049	0.35	0.20	49.15
C10-90	240	284	44	19.6	0.060	0.26	0.22	37.74
C10-90	342	354	12	21.9	0.096	0.47	0.12	45.57
C10-90	630	652	22	17.3	0.024	0.78	0.21	47.84
C10-90	664	678	14	33.9	0.032	1.93	1.30	130.39
C10-90	720	730	10	31.3	0.116	0.83	0.32	72.60
C10-92	0	52	52	26.0	0.031	0.40	0.39	50.9
C10-92	104	138	34	22.1	0.021	0.41	0.41	47.4
C10-93	82	98	16	31.5	0.047	0.23	0.42	53.64
C10-95	No sig results
C10-97	56	114	58	26.3	0.023	0.49	0.53	57.47
C10-97	206	220	14	37.0	0.144	0.04	0.12	51.35
C10-97	370	408	38	19.9	0.022	1.05	0.52	67.25
C10-97	460	486	26	11.3	0.036	1.01	0.17	48.10
C10-97	558	642	84	29.1	0.050	1.38	0.35	83.14
C10-97	668	692	24	17.1	0.044	0.56	0.41	48.34
C11-102	18	24	6	16.2	0.164	0.74	0.03	49.61
C11-102	216	338	122	22.9		0.90	0.40	62.3
C11-102	216	272	56	39.7	0.040	1.31	0.74	102.60
C11-102	292	308	16	14.7	0.030	0.59	0.23	40.61
C11-102	320	338	18	9.1	0.013	0.82	0.18	39.10
C11-102	526	532	6	26.0	0.034	1.21	0.43	76.13
C11-106	176	188	12	25.8	0.001	1.61	0.27	80.82

Molina de Viento and Dos Mils Diez Diatreme Complexes

Reconnaissance style drill holes of a number of outlying targets returned low values.  Targets initially drilled included the Molina de Viento Diatreme complex located 8 kilometres west of Pozo de Plata where covered chargeability anomalies were cut by three widely spaced holes.  Although metal values were low, core exhibited pervasive propylitic alteration with some lead and zinc veins with phyllic alteration selvages. Additional exploration is planned in this un-prospected area.

Table 1d:  Other Zone Drill Results

HoleID	Zone
C10-94	Molina de Viento	No significant assays
C10-96	Molina de Viento	No significant assays
C11-99		No significant assays
C11-100	Dos Mil Diez	No significant assays
C11-101	Molina de Viento	No significant assays

Discussion of Results

In general, silver, gold, zinc and lead mineralization occur in three main styles within the central area of the Cordero property.  The Pozo de Plata Diatreme hosts a bulk tonnage deposit comprised dominantly of broken massive sulfide clasts, replacements and disseminated and vein controlled sphalerite and galena within a diatreme breccia.  To the east, the Porphyry zone is a loosely defined area wherein mineralization is hosted by high-level stocks and related breccias and contact hornfels altered zone where mineralization is comprised of disseminated, stockwork and vein controlled sphalerite and galena.  The intermediary Josefina Zone is a transitional area between the Pozo de Plata Diatreme and Porphyry Zone and hosts mineralization with the character of both areas..   The discoveries are also cut by high grade sphalerite and galena veins currently being mined by artesan shaft operations to the water table and the surrounding sedimentary country rocks are potential hosts for high grade contact replacement mineralization.  Replacement style mineralization is indicated from drill results in holes C11-105 and C10-31 (Levon news release of May 13, 2010).  This style of high grade contact mineralization is increasingly an important target type at Cordero.

Drill results in the Pozo de Plata Diatreme and Porphyry Zones have been forwarded to IMC Engineering of Tuscon, Arizona who is conducting an analysis of the results for a first  43-101 resource calculation.  M3 Engineering of Tucson, Arizona has initiated metallurgical testing and the engineering studies required for a 43-101 preliminary economic assessment (PEA) of Cordero.. The southerly extension of the Porphyry Zone is not yet defined and is currently being drilled.  A newly recognized centre of mineralization at the north end of the Porphyry Zone continues to return encouraging bulk tonnage results and is the focus of additional drilling.  The Josefina Zone located midway between these two discoveries potentially hosts bulk tonnage mineralization as well as high grade contact replacement mineralization at depth, an increasingly important target type at Cordero.

QA/QC Procedures

All drill holes are started with HQ diameter core and then when necessary reduced to NQ diameter core depending on drilling conditions.   The drill core is sawed through its length and samples collected in continuous two-metre intervals.  All drill intercepts reported are core lengths and not true widths, which are unknown.  All of the samples are prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively. Gold analyses are being performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES. The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the Joint Venture to AMEC. Independent Mining Consultants (IMC), Tuscon, Arizona reviews the QA/QC data.

The project is under the direct supervision of Vic Chevillon, MA, CPG, and Vice President of Exploration for Levon who is a qualified person within the context of National Instrument 43-101, and has read and takes responsibility for this News Release. The Joint Venture is owned by Levon as 51% operator and 49% is held by Valley high Ventures Ltd. Levon and Valley High have entered into a definitive arrangement agreement under which Levon will acquire 100% of the outstanding common shares of Valley High by way of a plan of arrangement (“Arrangement”). Under the Arrangement, Valley High shareholders will receive 1.0 share of Levon and 0.125 of a share in a new exploration company, Bearing Resources Ltd. (“Bearing”), for each Valley High share. The Cordero project in Mexico is being evaluated for large bulk mineable silver, gold, zinc and lead deposits.  Upon completion of the Arrangement Levon will own a 100% interest in the Cordero Project.

  * Silver equivalent grade, based on assumed recoveries, is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined.  Summary assay intervals as reported above were selected based on a 22.64 g/T Ag equivalent cut-off over significant widths that by inspection show geochemical consistency down the hole among the 2 m sample intervals

Table 2.  Reported drill hole locations (UTM Conus Nad 72, Zone 13).

HoleID	X	Y	Z	TDm	Azimuth	Dip
C10-90	443702	3014551	1599	862.95	0	-90
C10-92	443558	3015101	1591	936.6	0	-90
C10-93	443296	3014998	1611	446.9	0	-60
C10-94	434549	3011002	1618	151	0	-60
C10-95	443304	3013901	1586	409.55	0	-60
C10-96	434650	3012050	1617	423	0	-90
C10-97	443299	3014994	1609	706.9	0	-60
C11-98	443285	3014110	1605	526.8	0	-90
C11-99	441430	3013932	1566	287.2	0	-60
C11-100	440570	3012772	1570	158.85	150	-60
C11-101	436082	3010358	1631	185.3	0	-90
C11-102	443500	3015196	1594	602.6	105	-60
C11-103	442796	3013815	1565	537.95	0	-90
C11-104	442806	3014151	1586	497	0	-60
C11-105	443285	3014111	1605	437.9	0	-60
C11-106	443498	3014697	1606	392.8	0	-60
C11-108	442809	3014146	1586	535.15	0	-60
C11-109	442778	3013967	1578	551.2	0	-60

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.